SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 24 July 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                        24 July, 2018

Openreach delivers wholesale broadband discounts

to help Britain upgrade its broadband

●
Proposals incentivise Communications Providers to upgrade their customers onto superfast and ultrafast broadband connections over the next three to five years

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More than 17.5 million homes and businesses could order a better broadband service today over the Openreach network

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Greater adoption will see Openreach deliver more money back to publically subsidised broadband projects

Openreach, Britain's digital network business, is introducing a new offer which encourages Communication Providers (CPs) to upgrade a large proportion of the country's homes and businesses to the better broadband services it delivers nationwide.

The offer - which covers its Fibre-to-the-Premises1 (FTTP) and Fibre-to-the-Cabinet (FTTC) wholesale services - is the result of several months of work and discussions with CPs and gives them access to long-term discounts in return for upgrading their customers from predominantly copper-based services.

The discounts go beyond the regulator Ofcom's pricing controls on Openreach's superfast broadband products, and they will allow CPs to encourage more of their customers onto better services. Ultimately it should see the vast majority of Britain's homes and businesses upgraded onto superfast and ultrafast2 broadband platforms within five years.

Upgrading more consumers and businesses onto superfast and ultrafast services would also deliver higher returns for taxpayers through more than 40 subsidised broadband projects being delivered by Openreach across the country. Under a gainshare3 mechanism agreed in these contracts, higher adoption rates trigger increased returns for councils, which can in turn be ploughed back into upgrading remaining broadband not-spots.

Clive Selley, CEO Openreach, said: "We've invested more than 11 billion pounds into our network over the last decade and whilst that's helped the UK become a global digital leader, there are still millions more homes and businesses that could benefit from the better broadband infrastructure we've built.

 "This offer is a win/win for Communications Providers, their customers and Openreach. It will help Britain's homes and businesses to experience the benefits of faster and more reliable broadband. And it will incentivise our wholesale customers to participate in our long-term investment in digital infrastructure by upgrading more of their customers to superfast and ultrafast services."

So far, 10 million households and businesses have upgraded to superfast broadband on the Openreach network, but such services are available to almost 28 million British premises. In May, industry regulator Ofcom highlighted how roughly four million homes with standard copper broadband connections could upgrade to superfast services for the same price or less.

Openreach has been holding extensive discussions with CPs - exploring ideas and growth opportunities - and listening carefully to their priorities. As a result it has created an offer that Openreach believes safeguards equivalence and competition in the market, with the new wholesale prices available to all CPs from 21st August, and certainty on those prices for a period of three or five years.

The offer is available to any CP - including small CPs - that grows its FTTC and FTTP customer base on Openreach's superfast or ultrafast network by an agreed proportion over a three or five year period. Details of the pricing tiers can be found here.

This type of deal - with CPs committing to customer volumes in exchange for great value pricing - could help unlock further investment in ultrafast FTTP broadband. The offer announced today includes the use of Openreach's existing FTTP technology in some parts of the country and it gives CPs the opportunity to offer FTTP to their customers at very competitive prices.
ENDS

Notes to editors

1 This includes the existing FTTP network and future build outside of Openreach's Fibre First programme.

2 Superfast means download speeds of 24Mbps and above - enough bandwidth to stream around five HD movies simultaneously - whilst Ultrafast means speeds of 100Mbps and above, which is more than twice the UK average speed of 46Mbps.

3 Under the terms of the Broadband Delivery UK (BDUK) programme, we have committed to repay or re-invest grant funding depending on factors including when customer adoption of the new services we've built passes beyond the 20% mark in related areas. This funding can be reinvested to further improve coverage and speeds via future contracts. As of March 2018, BT has made provision for £528m to be returned over the lifetime of the contracts and £80m of this has already been committed - earlier than required - to improve speeds and coverage in certain areas.

For further information
Enquiries about this story can be made to the Openreach PR team at press@openreach.co.uk. All news releases can be accessed on our web site.

About Openreach
Openreach is Britain's digital network business.

We're 30,400 people who connect homes, mobile phone masts, schools, shops, banks, hospitals, libraries, broadcasters, governments and businesses - large and small - to the world.

Our mission is to build the best possible network, with the highest quality service, making sure that everyone in Britain can be connected.

We work on behalf of more than 600 communications providers like SKY, TalkTalk, Vodafone, and BT, and our fibre broadband network is the biggest in the UK, passing more than 27 million premises. We're also the platform for Britain's thriving digital economy, which is the largest in the G20.

We're working hard to give people the speeds they need to run and enjoy their daily lives. Over the last decade, we've invested more than £11 billion into our network and we now manage more than 160 million kilometres of cable stretching from Scotland to Cornwall, from Wales to the east coast. And we're continuing to take that network further - making superfast broadband speeds available to thousands more homes and businesses every week.

Openreach is a wholly owned and independently governed division of the BT Group, and it is a highly regulated business, with more than 90 per cent of our revenues generated from services that are regulated by Ofcom.

Any company can access our products under exactly the same prices, terms and conditions.

For the year ended 31 March 2018, we reported revenues of £5.1bn.

For more information, visit openreach.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 24 July 2018